UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP NUMBER)

Paul E. Rehm

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 404-1172

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30281V108	13D

1	NAME OF REPORTING PERSONS Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 30281V108	13D

1	NAME OF REPORTING PERSONS Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 30281V108	13D

1	NAME OF REPORTING PERSONS Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2019 (the “Original Schedule 13D”) on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of FTD Companies, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Nantahala through the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors and may direct the vote and dispose of the 0 shares of Common Stock held by the Nantahala Investors. As the principals of Nantahala, Mr. Harkey and Mr. Mack may direct the vote and disposition of the 0 shares of Common Stock held by the Nantahala Investors.

The Reporting Persons previously filed a Schedule 13D with respect to the Common Stock of the Issuer with the Securities Exchange Commission on May 10, 2019 reporting that the Reporting Persons beneficially owned 14.0% of the issued and outstanding shares of Common Stock of the Issuer.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is amended and restated to read as follows:

(a) This Amendment is jointly filed by Nantahala, Mr. Harkey and Mr. Mack. Because Nantahala is the investment adviser to the Nantahala Investors and Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the shares of Common Stock held by the Nantahala Investors. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(2), and expressly disclaim that they form any “group” under Section 13(d)(3) of the Act. In addition, Qianqian Zhong is the Chief Financial Officer and Paul Rehm is the Chief Operating Officer and Chief Compliance Officer (each of Ms. Zhong and Mr. Rehm, an “Other Officer” and collectively, the “Other Officers”) of Nantahala.

(b) The principal place of business for each of the Reporting Persons is 130 Main St. 2nd Floor, New Canaan, CT 06840.

(c) The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors.

(d) During the last five years, none of the Reporting Persons or Other Officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Other Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nantahala is organized under the laws of the State of Massachusetts. Mr. Harkey is a citizen of the United States of America. Mr. Mack is a citizen of the United States of America. Ms. Zhong is a citizen of China. Mr. Rehm is a citizen of the United States of America.

Item 3. Source and Amount of Funds

Item 3 of the Original Schedule 13D is amended and restated to read as follows:

As of June 14, 2019, the Nantahala Investors no longer had an investment in securities of the Issuer.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended and restated to read as follows:

The Reporting Persons purchased the Common Stock for the Nantahala Investors based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have reviewed their investment in the Issuer, which has filed for bankruptcy, and have decided to sell their investments in securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

(a)        Nantahala, as the investment adviser of the Nantahala Investors, may no longer be deemed to beneficially own shares of Common Stock of the Issuer.

In addition, Mr. Harkey and Mr. Mack, as principals of Nantahala, the investment adviser of the Nantahala Investors, may no longer be deemed to beneficially own shares of Common Stock of the Issuer.

(b)       Not applicable.

(c)       Annex A attached hereto lists all transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the shares of Common Stock and the exchange-traded options were effected in the open market.

(d)       Not applicable.

(e)       On June 13, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read as follows:

The Reporting Persons no longer have any contracts, arrangements, understandings, or relationships with respect securities of the Issuer.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2019

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Paul E. Rehm
Paul E. Rehm
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack

ANNEX A

Date	Buy/Sell	Shares / Call Option Contracts	Price per Share / Call Option Contract Premium
6/13/2014	Sell Common Stock	3,000,000	$ 0.046[1]
6/14/2014	Sell Common Stock	710,763	$ 0.039[2]
6/14/2014	Sell Call Option Contract	2,500	$ 0.0004

1 The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.04 to $0.67, inclusive. The reporting persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) and (2).

2 The sale price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.0375 to $0.0433, inclusive.